Exhibit 9.0

AUDITORS’ REPORT PURSUANT TO ARTICLES 2506 TER AND 2501 SEXIES OF THE ITALIAN CIVIL CODE

PARTIAL PROPORTIONAL DEMERGER FROM BANCA FIDEURAM SPA TO SANPAOLO IMI SPA OF AN EQUITY INTEREST HELD BY BANCA FIDEURAM SPA IN FIDEURAM VITA COMPAGNIA DI ASSICURAZIONI E RIASSICURAZIONI SPA

AUDITORS’ REPORT PURSUANT TO ARTICLES 2506 TER AND 2501 SEXIES OF THE ITALIAN CIVIL CODE

PARTIAL PROPORTIONAL DEMERGER FROM BANCA FIDEURAM SPA TO SANPAOLO IMI SPA OF AN EQUITY INTEREST HELD BY BANCA FIDEURAM SPA IN FIDEURAM VITA COMPAGNIA DI ASSICURAZIONI E RIASSICURAZIONI SPA

CONTENTS

1	Objective, subject and scope of the engagement

2	Purpose and scope of this report

3	Documentation utilized

4	Valuation methods adopted by the Boards of Directors to determine the exchange ratio
	4.a	General
	4.b	Valuation methods utilized
	4.c	Valuation methods adopted by the Board of Directors of and Advisors to Sanpaolo IMI
	4.d	Valuation methods adopted by the Board of Directors of and Advisor to Banca Fideuram

5	Valuation problems encountered by the Advisors to and Board of Directors of Sanpaolo IMI

6	Result of the valuation performed by the Board of Directors

7	Work done
	7.a	Work done on the documentation utilized
	7.b	Work done on the methods used to determine the exchange ratio

8	Comments on the suitability of the methods used and the accuracy of accounting estimates

9	Specific limitations encountered by the auditors in carrying out the engagement

10	Conclusion

AUDITORS’ REPORT PURSUANT TO ARTICLES 2506 TER AND 2501 SEXIES OF THE ITALIAN CIVIL CODE

PARTIAL PROPORTIONAL DEMERGER FROM BANCA FIDEURAM SPA TO SANPAOLO IMI SPA OF AN EQUITY INTEREST HELD BY BANCA FIDEURAM SPA IN FIDEURAM VITA COMPAGNIA DI ASSICURAZIONI E RIASSICURAZIONI SPA

To the stockholders of
Sanpaolo IMI SpA
Piazza San Carlo, 156
10121 Turin

1                                         OBJECTIVE, SUBJECT AND SCOPE OF THE ENGAGEMENT

We have been appointed by the Court of Turin to prepare our report, in accordance with articles 2506 ter and 2501 sexies of the Italian Civil Code, on the ratio for the issuance of ordinary shares (hereinafter, the “exchange ratio”) of Sanpaolo IMI SpA (hereinafter ‘Sanpaolo IMI’) to the shareholders, other than Sanpaolo IMI itself, of Banca Fideuram SpA (hereinafter, ‘Banca Fideuram’, together ‘the Banks’), in the context of the partial proportional demerger from Banca Fideuram to Sanpaolo IMI of an equity interest equal to 99.8 per cent of the share capital of Fideuram Vita Compagnia di Assicurazioni e Riassicurazioni SpA (hereinafter ‘Fideuram Vita’), represented by 100 per cent of the ordinary shares and 99.4 per cent of the preferred shares (hereinafter ‘the Demerged Entity’).  To this end the Board of Directors of Sanpaolo IMI has provided us with the demerger project together with a Report prepared by the Board which identifies, explains and justifies the exchange ratio in terms of article 2501 quinquies of the Italian Civil Code (as referred to in article 2506 ter of the Italian Civil Code), and the Balance Sheet situation as of December 31, 2003 prepared in accordance with article 2501 quater of the Italian Civil Code (as referred to in article 2506 ter of the Italian Civil Code).

The merger project will be subject to approval at an Extraordinary General Meeting of the shareholders of Sanpaolo IMI, to be held on June 29, 2004, or on June 30, 2004, if required.  In the same way, the shareholders of Banca Fideuram will also be required to approve the project at an Extraordinary General Meeting to be held on June 29, 2004, or on June 30, 2004, if required.

The audit firm Reconta Ernst & Young SpA (hereinafter ‘REY’) has been appointed by the Court of Rome to prepare a similar report on the exchange ratio for Banca Fideuram.

2                                         PURPOSE AND SCOPE OF THIS REPORT

The purpose of this report is to provide the shareholders of Sanpaolo IMI with information regarding the application of the valuation methods adopted by the Directors in determining the exchange ratio as part of the demerger process and whether, under the circumstances, such methods are reasonable and not arbitrary. We have not performed a valuation of the companies. This was done by the Directors and the Professional Advisors appointed by them.

To this end, in carrying out our engagement, we have examined the valuation criteria adopted by the Board of Directors and the Professional Advisors in determining their application in calculating the exchange ratio.

Furthermore, the conclusions set out in this report are based on the sum of the factors and considerations therein contained. Therefore, no part of this report can be considered, or used in any way, separately from the document taken as a whole.

3                                         DOCUMENTATION UTILIZED

In performing our work, we obtained directly from Sanpaolo IMI and from Banca Fideuram such documentation and information as was considered useful in the circumstances.  We analyzed such documentation as was made available to us for this purpose and, in particular:

i)                                        The merger project and the reports of the Boards of Directors of the two companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet situation as of December 31, 2003, propose the following exchange ratio:

0.07470 ordinary shares in Sanpaolo IMI for one share in Banca Fideuram.

This exchange ratio has been determined by the directors of the Banks using the factors provided in the valuation reports as described at point (ii) below, both in terms of the valuation method and the results of the calculation.

ii)                                 The valuation report prepared jointly by Goldman Sachs International (hereinafter ‘Goldman Sachs’) and JP Morgan plc (hereinafter ‘JP Morgan’), as advisors to Sanpaolo IMI (hereinafter ‘the Advisors to Sanpaolo IMI’), and the valuation report prepared by Citigroup Global Markets Limited, as advisor to Banca Fideuram (hereinafter ‘the Advisor to Banca Fideuram’, together with the Advisors of Sanpaolo IMI, ‘the Professional Advisors’); these reports, dated May 18, 2004 and prepared at the request of the Banks, set out in detail the valuation criteria adopted, why they were chosen and the amounts resulting from their being used and the considerations of the Professional Advisors and/or Boards of Directors of the Banks.

iii)                             The following documentation was used by the ‘Professional Advisors’ to prepare their valuation reports and, subsequently, within the scope of our engagement, examined by our audit firm:

•                                          The statutory and consolidated financial statements of Sanpaolo IMI and Banca Fideuram as of December 31, 2002 and December 31, 2003, accompanied by the Reports of the Board of Directors, the Reports of the Board of Statutory Auditors and the External Auditors’ Reports.  In particular, we have prepared both the audit reports in respect of the statutory and consolidated financial statements of Sanpaolo IMI as of December 31, 2002 and December 31, 2003, and the audit reports in respect of the statutory and consolidated financial statements of Banca Fideuram as of December 31, 2002 and December 31, 2003.

•                                          The financial statements of Fideuram Vita as of December 31, 2002 and December 31, 2003, accompanied by the respective Reports of the Board of Directors, the Board of Statutory Auditors and the External Auditors, the latter prepared by us.

•                                          The financial statements of Fideuram Assicurazioni SpA (hereinafter ‘Fideuram Assicurazioni’) as of December 31, 2002 and December 31, 2003, accompanied by the respective Reports of the Board of Directors, the Board of Statutory Auditors and the External Auditors, REY.

•                                          The interim financial statements as of March 31, 2004 of the Banks and the ‘Actual result for the first quarter 2004 and report on operations’ of Fideuram Vita.

•                                          The budget for the year ending December 31, 2004 and forecast for the year 2005 of Sanpaolo IMI approved by the competent bodies.

•                                          Forecasts for the three years 2004-2006 of Fideuram Vita prepared by management.

•                                          An actuarial valuation of Fideuram Vita as of December 31, 2003, prepared by Tillinghast-Towers Perrin (hereinafter ‘Tillinghast’).

•                                          An independent valuation of the claim reserves and calculation of the appraisal value as of December 31, 2003 of Fideuram Assicurazioni, prepared by Tillinghast.

•                                          An appraisal of the current value of the real estate of Fideuram Vita, prepared by Valtech Srl.

•                                          The main economic terms agreed by Sanpaolo IMI and Banca Fideuram in relation to the promotion and distribution by Banca Fideuram of the insurance products and services that will be prepared in the future by the insurance business division of Sanpaolo IMI Group that is currently being established.

•                                          Trade agreements between Banca Fideuram and Fideuram Vita in force for the period 2003-2004.

•                                          An agreement dated March 8, 2004 between Fideuram Vita and Banca Fideuram for the purchase and sale of Fideuram Assicurazioni.

•                                          Information prepared by the Professional Advisors on companies operating in the same sector on a national and international level; in particular, we utilized information publicly available on certain listed companies and referred to recent extraordinary transactions which we deemed relevant for the purposes of our engagement.

•                                          The stock market performance of the stock of Sanpaolo IMI in the last twelve months, starting from May 19, 2003.  Additionally, we analyzed the stock market prices in the subsequent period up to the date of this report.

We also have examined additional documentation as follows:

•                                          Executive summary of the ‘Business plan for the insurance business division — guidelines for growth’ prepared by Bain & Company (hereinafter ‘the Industry Advisor’);

•                                          Working papers prepared by the Advisors to Sanpaolo IMI supporting the amounts used to determine the exchange ratio;

•                                          Available reports of international analysts on Sanpaolo IMI;

•                                          Accounting and statistical information and any other information considered relevant to the purposes of this report, obtained both from independent third parties and from discussions with management of the Banks and the Professional Advisors;

We also have obtained a representation that, as far as the Directors of Sanpaolo IMI are aware, there have been no significant changes to the figures and information which we considered during our analysis from the date of the meetings of the Boards of Directors of the Banks on May 18, 2004 to the date of this report.

A similar representation has been obtained by REY from the management of Banca Fideuram.

4                                         VALUATION METHODS ADOPTED BY THE BOARDS OF DIRECTORS TO DETERMINE THE EXCHANGE RATIO

4.a                                General

As explained in their report , the Boards of Directors and the Professional Advisors, considering the importance and complexity of the proposed demerger, considered it appropriate to identify individual valuation methods which, as well as being in accordance with current best practice, enable the two companies to be valued on a consistent basis.

The uniformity principle has been applied according to the specific characteristics of Sanpaolo IMI and the Demerged Entity.  In particular, it was taken into account that the companies to be valued operate in different businesses (insurance for Fideuram Vita and banking for Sanpaolo IMI) and that Sanpaolo IMI’s shares are listed.

Considering the purposes of the valuation, the specific elements of the entities to be valued and according to valuation best practice, the Board of Directors of and Advisors to Sanpaolo IMI have referred to both analytical valuation methods and market methods, identifying for each company according to its peculiarities the valuation method deemed to be more appropriate and therefore favoring, for the purposes of determining the exchange ratio, the Market Cap method for Sanpaolo IMI’s equity and the Appraisal Value method for the Demerged Entity, as detailed in the following paragraphs.

Last but not least, the methods deemed to be suitable for the valuation of Sanpaolo IMI and the Demerged Entity, although nationally and internationally acknowledged, have not been applied on a “stand-alone” basis, but have been considered mere elements of the whole valuation process.

The valuations of Sanpaolo IMI and the Demerged Entity have, therefore, been performed by the Board of Directors of and Advisors to Sanpaolo IMI taking into account the characteristics and the intrinsic limitation of each valuation method, on the basis of the widely national and international accepted valuation practice generally adopted for the banking and insurance sector, according to the following guidelines:

•                       The present structure and future prospects were considered on a “stand-alone” basis;

•                       As concerns the Demerged Entity, both the cash acquisition (which took place on March 8, 2004) of the total equity of Fideuram Assicurazioni by Fideuram Vita from Banca Fideuram and the capital increase of Fideuram Vita, approved by its shareholders on November 23, 2003 and completed on January 26, 2004 were taken into account;

•                       It was taken into account that both companies’ shareholder meetings have approved the payment of an ordinary dividend before the demerger takes place; the reported exchange ratios have, therefore, been adjusted to consider the dividend payment;

•                       Potential benefits (net of restructuring costs) arising from expected synergies linked to the reorganization and rationalization of the insurance business of the Sanpaolo IMI Group were taken into account for the purpose of the valuation, relying on the results of the analyses and controls performed by the Industrial Advisor to Sanpaolo IMI;

•                       Lastly, it has been considered that Sanpaolo IMI’s and the Demerged Entity’s equities include both ordinary and preferred shares.

Reported below are the methods adopted by the Board of Directors of and Advisors to Sanpaolo IMI for the purpose of determining the exchange ratio and the results stemming from the application of each of them and a short synthesis of the methods and results of the valuations performed by the Board of Directors of and Advisor to Banca Fideuram.

4.b                                Valuation methods utilized

Taking into account the aforementioned considerations, and considering, among other matters, the peculiarities of both the Demerged Entity and Sanpaolo IMI and the valuation practice relating to similar transactions in Italy and in Europe, the valuation methods considered are summarized in the following table:

Valuation object	Methods applied

Sanpaolo IMI	Market Cap (*)
Dividend Discount Model
Stock Market Multiples
Regression Analysis

Demerged Entity	Appraisal Value (*)
Stock Market Multiples
Comparable Transaction Multiples

(*)            Methods selected by the Board of Directors of and Advisors to Sanpaolo IMI for the equity value valuation of Sanpaolo IMI and the Demerged Entity.

Market Cap Method

The Market Cap method consists of recognizing to a company a value equal to the value attributed to it by the stock market on which its shares are listed.

This method is a “direct” valuation methodology since it refers, for economic value assessment, to the prices expressed by the market in transactions having as an object shares of the same company to be valued.

From a methodological viewpoint, its application requires a preliminary verification of the following conditions:

(i)                                  the significance of market prices for shares of the company being valued;

(ii)                              the uniformity and comparability in a sufficiently ample timeframe of the company’s share prices and volumes traded.

Appraisal Value Method

The value of an insurance company, according to the Appraisal Value method, is given by the sum of its net asset value, the value of its current business portfolio (in force business) and the value of new business.

The net asset value is calculated as the expression in current terms of the main assets and liabilities, in a way consistent with the method adopted to value the in force business.

In applying this method to a property and casualty insurance company for the purpose of the adjustment to the net asset value, it is also assumed that the exceeding technical reserves arising from the “last cost” estimate of the casualty reserve, are released.

The value of the policies portfolio is determined by calculating and subsequently discounting to net present value the earnings that the portfolio will generate over its residual life, assuming a level of assets equal to the technical reserves and taking into account the necessary compliance with a solvency ratio.

The sum of these two elements is the intrinsic value of the portfolio, known as Embedded Value.

The value of new business expresses, on the other hand, the goodwill of the insurance company in terms of its potential to stipulate new policies, thus generating earnings flows in the future.

Dividend Discount Model

The Dividend Discount Model (hereinafter also referred to as “DDM”) in the “Excess Capital” approach assumes that the economic value of a bank is given by the sum of:

•                                          the present value of dividend flows generated in the chosen timeframe and distributable to shareholders without drawing on the assets necessary to sustain future expected development; and

•                                          the present value of the terminal value.

The DDM method in its “Excess Capital” approach (compared to the “pure” DDM, which discounts distributed flows on the basis of the dividend policy followed by the company) represents in industry practice the analytical valuation method deemed to be the best fit for the valuation of banking companies.

In summary, the value is expressed through the following formula:

W=DIVa + Vta

The elements of the formula represent:

W	=	enterprise value of the bank being valued;

DIVa	=	value of the cash flows distributable to shareholders in a selected timeframe, whilst keeping an adequate level of assets on the basis of current industry legislation and general prudence;

Vta	=

present value of the terminal value of the bank in year ‘n’.  The terminal value of the bank can be determined as the perpetuity of the last year’s flow, or applying a multiple to earnings or equity in the last year of the explicit period.

Summarizing, the application of this method implies the following phases:

a.                    Detailed forecast of future cash flows and of flows distributable to shareholders within the timeframe, maintaining a satisfactory level of assets in compliance with bank laws and regulations;

b.                   Calculation of the company’s terminal value;

c.                    Calculation of the discount rate to be applied to dividend flows and terminal value; although it is usually possible to calculate this rate according to different methods, the Capital Asset Pricing Model (CAPM) is generally used.

Stock Market Multiples Method

The Stock Market Multiples method is based on the analysis of the stock market performance of a sample of companies operating in the same industry (peers) and the subsequent application of the valuation multiples deriving from this analysis to the values of the company to be valued.

Multiples are calculated as ratios between the market capitalization of a peer and the relative earnings, asset and financial values deemed to be significant.

We briefly report the phases in which the application of the Stock Market Multiples method is articulated:

a.                   Identification of comparable companies

The adequate selection of a sample of comparable companies represents one of the main steps of this method.  The significance of results is strictly linked to the uniformity of the sample.  In selecting the comparable companies different factors are usually considered, such as company dimensions, operating risk, geographical diversification, profitability, financial data reliability and the trading volume on stock markets.

b.                   Determination of the reference timeframe

The determination of the reference timeframe is usually done to neutralize extraordinary events, short-term fluctuations and speculative tensions.  At the same time, it has the purpose of reflecting information available to the market.  This implies, in particular, the choice between an average value (within a set timeframe) or a precise value.

c.                    Identification of the most relevant multiples

There are several ratios that can be used for application according to the stock market multiples method.  The choice of the most significant multiples is done on the basis of the characteristics of the industry and of the sample to be examined.

d.                   Application of multiples to the examined companies

The multiples obtained from the analysis of the sample of peers are applied to the appropriate earnings, asset or financial items of the company to be valued.

Regression Analysis Method

The Regression Analysis is performed on a wide sample of comparable public companies and makes it possible to identify the positioning and the relative valuation of each of them, on the basis of the reference earnings (both present and future) and the positioning and the analysis of the companies to be valued compared to the selected sample.

The Regression Analysis method estimates the equity value of a company on the basis of the relationship existing between the future profitability of capital and the reference premium or discount expressed by stock prices compared to the book value of the company.

This method is expressed in the analysis between the profitability of a company (expressed as Return on Average Equity, ‘ROAE’) and the ratio between the market capitalization and book value of the same company. This ratio can be approximated through a data regression concerning the ROAE and the Market Cap/Book Value ratio for a significant sample of companies.  After having calculated the parameters of this ratio, if considered to be statistically significant, they can be applied to future ROAE and to the book value of the companies to be valued to calculate the theoretical value.

The application of the Regression Analysis method comprises the following steps:

a.                    Selection of the sample companies to be used for the regression analysis;

b.                   Selection of the timeframe to be considered for the ROAE;

c.                    Calculation of ROAE and of the price/book value ratio for each of the companies included in the sample;

d.                   Choice of the statistical regression to be applied;

e.                    ROAE and book value calculation of the companies to be valued;

f.                      Application, if statistically relevant, of the statistical regression parameters to determinate a theoretical market value of the companies to be valued.

Comparable Transactions Multiples Method

This method values the equity value of a company taking into account multiples that refer to transactions deemed to be comparable.

In particular, the price analysis method is articulated in the following steps:

a.                    Gathering the data referred to transactions having as an object the sale of equity interests of companies with elements similar to those of the companies to be valued;

b.                   Multiples calculation on the basis of the paid price and of economic and financial items;

c.                    Application of the aforementioned multiples to the company to be valued.

4.c                                Valuation methods adopted by the Board of Directors of and Advisors to Sanpaolo IMI

The Directors of Sanpaolo IMI, for the purpose of determining the exchange ratio, made reference to the analyses carried out by their advisors, who, adopting an independent valuation approach, reached the same conclusions.

4.c.i)                     The methods chosen for the Sanpaolo IMI valuation

On the basis of what has been previously mentioned in paragraphs 4.a and 4.b, the Board of Directors of and Advisors to Sanpaolo IMI, combining the results arising from the different valuation methods, have chosen to favor the Market Cap method, which results in an equity value of the company equivalent to Euro 9.27 per share, as follows:

Equity value of Sanpaolo IMI

Per-share value cum dividendo (€)	A	9.6573
Approved dividend	B	0.3900
Per-share value ex dividendo (€)	C = A-B	9.2673
Total number of shares (ordinary and preferred)	D	1,837,166,000
Equity value (€ million)	E = CxD	17,026

Taking into account that the General Sharholders’ Meeting of Sanpaolo IMI has already approved the distribution of a dividend of euro 0.39 per share, that will be paid before the demerger takes place, the share market prices used as a reference for the calculation of Sanpaolo IMI’s equity value, have been adjusted for the dividend amount.

In calculating the equity value of Sanpaolo IMI, the preferred shares, considering their characteristics, were considered by the Advisors to Sanpaolo IMI as ordinary shares.

•                 Market Cap Method

The Board of Directors of and Advisors to Sanpaolo IMI favored the Market Cap method for the valuation of Sanpaolo IMI, considering the market capitalization of Sanpaolo IMI to be representative of its economic value, given that:

•                       the company is ranked among the first thirty “blue chips” of the Italian Stock Exchange;

•                       the high daily volumes traded show the high liquidity of the security;

•                       leading Italian and international financial intermediaries routinely publish research papers on the company, thus contributing to the spread of information and analyses necessary for prices to adequately reflect the economic and financial situation and the risk profile of the company.

The Market Cap method was moreover favored on the basis of the following elements:

•                       Banca Fideuram’s shareholders other than Sanpaolo IMI will receive shares in Sanpaolo IMI, which, considering the high number of transactions currently traded on the market, will be immediately convertible in cash;

•                       the substantial coherence of results deriving from the analyses carried out according to the other methods indicated in paragraph 4.b was also considered.

Concerning the application of the method, in order to offset the impact of non-recurring events, short-term fluctuations and speculative tensions and, at the same time, to better reflect the information of the official prices available to the market in more recent periods, the Board of Directors of and Advisors to Sanpaolo IMI referred to the average price in the last month.

What follows is a more detailed description of the other methods referred to by the Advisors to Sanpaolo IMI for the purposes of the equity value calculation, with information concerning the main data and market elements used and the main considerations developed by the Board of Directors of and Advisors to Sanpaolo IMI.

•                       Dividend Discount Model Method in the “Excess Capital” approach

The Advisors to Sanpaolo IMI have highlighted how the application of this method can produce an equity value valuation significantly different from the results of the application of the other valuation methods, since a significant element of the value so calculated is represented by the future flows generated after the explicit forecast period, which is therefore necessarily subjective.

For the purposes of the calculation of the maximum dividend distributable, which is necessary for the application of this method, the Advisors to Sanpaolo IMI defined the minimum level of assets necessary to guarantee the operations of the bank.  JP Morgan, in particular, considered a Tier 1 ratio equal to 7.0%, whilst Goldman Sachs used a Tier 1 ratio equal to 7.5%.

Relating to the explicit timeframe to be considered for the calculation of the flows, the Advisors to Sanpaolo IMI deemed it appropriate to extend the economic projection beyond the 2004 —2005 timeframe indicated by management.  Specific growth forecasts were, therefore, developed taking into account the characteristics of Sanpaolo IMI.

The Advisors to Sanpaolo IMI have calculated the value of the company over the explicit forecast period (terminal value), through the application of both an earnings multiple referring to the last explicit forecast year, and by discounting the same earnings to net present value through the Gordon formula (with a long-term growth rate between 2.0% and 2.5%).

The discount rate was calculated according to the Capital Asset Pricing Model and was estimated to be 10.00% by Goldman Sachs and 10.06% by JP Morgan. The reference date for the discount of the financial flows is May 18, 2004.

•                       Stock Market Multiples Method

The sample of companies was selected among a group of Italian banks deemed to be comparable for characteristics and dimensions. In particular, the Advisors to Sanpaolo IMI considered the most relevant characteristics to be size, nationality and territorial cover.

The multiple used within the valuation method has been the Price/Earnings ratio (“P/E”) for the period 2004-2005 and Price/Book Value(1) (“P/BV”) for FY 2003.  Concerning the data of Sanpaolo IMI and the other banks that comprise the sample, actual data were considered (as notified by the companies) for Financial Year 2003 and management projections were taken into account for Sanpaolo IMI and Institutional Brokers Estimate Systems (“IBES”) estimates for the other banks comprising the sample for the Financial Years 2004-2005.

On the basis of size, nationality and territorial cover, the Advisors to Sanpaolo IMI defined the following sample of uniform companies:

•                       Banca Intesa;

•                       Banca Monte dei Paschi di Siena;

•                       BNL;

•                       Capitalia;

•                       Unicredito Italiano.

It was decided not to include foreign companies, considering the limited comparability related to different levels of profitability and the different legal, tax, accounting and oversight structures of the Italian market when compared to foreign markets.

•                       Regression Analysis Method

The Advisors to Sanpaolo IMI selected a relevant sample of Italian public banks with market capitalization and liquidity relevant for the purposes of the analyses carried out, taking into account the characteristics of the Italian market.

In the application of this method as well, it was deemed not appropriate to include foreign companies due to the limited comparability relating to profitability profiles different from those of Italian companies and the different legal, tax, accounting and oversight structures of the Italian market when compared to foreign markets.

(1)  Multiple used by Goldman Sachs only.

For the purposes of the valuation, projected Financial Years 2004 and 2005 ROAE calculated as the ratio between the Financial Years 2004 and 2005 expected earnings and the expected book value for each year was considered.  The data used for the projected ROAE calculation and the Price/Book Value ratio of the companies included in the sample were based on the estimates supplied by IBES.  The regression applied to the sample was a linear one according to the equation:

Price/Book Value = a + b x Expected ROAE

where “a” represents the intercept and “b” the angular coefficient of the regression line.

The Advisors to Sanpaolo IMI considered the statistical relationship obtained to have a satisfactory significance that allows an application of the same parameters to the economic and asset elements of the bank to derive its theoretical market value.

4.c.ii)                 Methods adopted for the valuation of the Demerged Entity

On the basis of the valuation methods previously described in paragraphs 4.a and 4.b, the application of which is described below, the Board of Directors of and Advisors to Sanpaolo IMI, through a reasoned analysis of the results generated from the application of the various valuation methods, favored the Appraisal Value method and identified a range  of values for the equity value of the Demerged Entity as follows:

Equity value of the Demerged Entity*

€ Million	Minimum	Maximum
JP Morgan
Appraisal Value	638.2	719.7	**

Goldman Sachs
Appraisal Value	627.5	732.8	**

*                      Equivalent to 99.8% of the equity value of Fideuram Vita.

**               Includes the benefit of expected synergies.

For the purpose of determining the exchange ratio, JP Morgan and Goldman Sachs used the overlapping range between Euro 638 and 720 million.

•                       Appraisal Value Method

In the estimate of the value of the portfolio as of December 31, 2003 and new production relating to the financial years 2003 and 2004, the Board of Directors of and Advisors to Sanpaolo IMI made reference to the fee agreements currently in place with the distribution network and with the manager of the assets underlying the policies.

With reference to the calculation of the value of new production starting from financial year 2005, the Advisors to Sanpaolo IMI considered the main terms and conditions (effective starting from January 1, 2005) agreed between Sanpaolo IMI and Banca Fideuram concerning the promotion and distribution of the products of the insurance business division of Sanpaolo IMI Group that is currently being established.

Moreover, the impact attributable to the new production arising from both the ‘migration’ from asset management products to unit linked policies and the transformation of part of the traditional policies portfolio into unit linked policies was considered.

In assessing the economic value of the Demerged Entity, the Advisors to Sanpaolo IMI referred to the Tillinghast report for both the Embedded Value as of December 31, 2003 and the value of new production relating to financial 2003 and to the years included in the plan developed on the basis of assumptions agreed upon by Sanpaolo IMI and Banca Fideuram for the financial years 2004-2006. The Advisors to Sanpaolo IMI, moreover, referred to the Tillinghast report on Fideuram Assicurazioni for what concerns both the portfolio value as of December 31, 2003 and the value of goodwill, estimated on the basis of the assumptions developed by Fideuram Vita.

The Advisors to Sanpaolo IMI also analyzed the value of the net economic benefits arising from synergies generated from the reorganization and rationalization project of the insurance business division of Sanpaolo IMI Group, adopting as a reference the analyses carried out by Sanpaolo IMI’s Industrial Advisor.

•                       Stock Market Multiples Method

The operating and structural peculiarities of Fideuram Vita, such as the lack of an independent distribution network, the captive nature of its business and the terms and conditions of the distribution agreements, make the choice of an adequate sample of comparable companies and the application of the Stock Market Multiples method particularly complex.

The Advisors to Sanpaolo IMI highlighted how, given the absence of public insurance companies comparable to Fideuram Vita, it was necessary to use as selection criteria nationality and product mix.  In order to widen the sample, foreign European companies were considered as well, being more comparable from the product mix point of view.

Following is the sample of comparable companies used by the Advisors to Sanpaolo IMI to value Fideuram Vita:

JP Morgan

Alleanza Assicurazioni (Italy)

Assicurazioni Generali (Italy)

Ras (Italy)

Fondiaria-Sai (Italy)

Unipol (Italy)

Cattolica Assicurazioni (Italy)

CNP (France)

Goldman Sachs

Alleanza Assicurazioni (Italy)

Assicurazioni Generali (Italy)

Ras (Italy)

Friends Provident (UK)

Irish Life & Permanent (EIRE)

Legal and General (UK)

Prudential (UK)

CNP (France)

On the basis of the characteristics of the insurance sector and market practice, the Advisors to Sanpaolo IMI used the P/E and Price/Embedded Value (“P/EV”) ratios.

Concerning the data referred to the insurance companies which make up the sample of peers, data published by the companies were used as information sources for 2003 earnings and dividends whilst management projections (for Fideuram Vita) and IBES estimates for the insurance companies comprising the sample were considered for the 2004 and 2005 data.

Multiples were applied to 2004 and 2005 net earnings and Embedded Value of Fideuram Vita.

•                       Comparable transactions method

The calculation of the equity value of the Demerged Entity was done taking into account the multiples referring to several recent acquisitions of equity interests in Italian life insurance companies.

We report the transactions considered by JP Morgan and Goldman Sachs, respectively:

JP Morgan

Date	Buyer	Target company
July 2003	Capitalia	Romavita
July 2003	Sanpaolo IMI	Noricum Vita
December 2002	Banca Intesa	Intesa Vita (formerly Carivita)
July 2001	BMPS	Montepaschi Vita
October 2000	Unipol	BNL Vita

Goldman Sachs

Date	Buyer	Target company
December 2003	New Intesa Vita	Assiba, Intesa Vita, Alleanza Vita
July 2003	Cisalpina Previdenza*	Roma Vita
July 2003	Sanpaolo IMI	Noricum Vita
June 2003	Unipol	Winterthur Italia
March 2003	Gruppo De Agostini	Toro Assicurazioni
December 2002	Intesa BCI	Carivita
May 2002	SAI	La Fondiaria
July 2001	BMPS	Montepaschi Vita
October 2000	Unipol	BNL Vita
May 2000	Fiat	Toro Assicurazioni
September 1999	Generali	INA

* Capitalia Group

4.c.iii)             Final considerations

The following tables show the values for determining the exchange ratio as indicated by the Advisors to Sanpaolo IMI:

Sanpaolo IMI

Value per share (€)	Number of shares of Sanpaolo IMI	Equity value (€ million)

9.2673	1,837,166,000	17,026

As already mentioned in paragraph 4.c.i above, in calculating the equity value of Sanpaolo IMI, preferred shares, considering their characteristics, were considered by the Advisors to Sanpaolo IMI as ordinary shares.

Demerged Entity

Equity Value (€ million)	Number of shares of Banca Fideuram	Value per share (€)

638 — 720*	980,290,564	0.6510 — 0.7342

(*) Value of the Demerged Entity inclusive of the expected economic benefits

Calculation of the exchange ratio

		Value of Sanpaolo
		IMI share
Value of Banca Fideuram share		€9.2673
Minimum	€0.6510	0.07025
Maximum	€0.7342	0.07923

Within the above range, the Advisors to Sanpaolo IMI identified the exchange ratio as 0.07470; the Board of Directors of Sanpaolo IMI agreed with this conclusion and therefore used both the methods and the results of those analyses.

4.d                                Valuation methods adopted by the Board of Directors of and Advisor to Banca Fideuram

For completeness, we report below the results obtained and the valuation criteria adopted by the Board of Directors of and Advisor to Banca Fideuram, with specific reference to the valuation process having as a purpose the calculation of the equity value of Sanpaolo IMI and the Demerged Entity.

Equity value of Sanpaolo IMI

For the purposes of the calculation of Sanpaolo IMI’s equity value, the Advisor to Banca Fideuram used the Market Cap method as the main valuation method.

This method, applied as previously described in paragraph 4.b, led to the following values:

Per-share value cum dividendo (€)	A	9.6573
Deliberated dividend	B	0.3900
Per-share value ex dividendo (€)	C = A-B	9.2673
Total number of shares (ordinary and preferred)	D	1,837,166,000
Equity Value (€ million)	E = CxD	17,026

Moreover, the Stock Market Multiples method was applied as a control method, which, according to the Advisor to Banca Fideuram, did not lead to results substantially different from those calculated through the use of the Market Cap method.

Equity value of the Demerged Entity

For the purposes of the calculation of the Demerged Entity’s equity value, the Advisor to Banca Fideuram used:

•                       the Appraisal Value as the main method;

•                       the Comparable Transactions method as a control method.

These methods, applied as previously described in paragraph 4.b, gave rise to the following results:

€ Million	Minimum	Maximum

Appraisal Value	654	703
Comparable transactions method	603	724

Taking into account all the aforementioned elements, the Board of Directors of and Advisor to Banca Fideuram identified a range for the exchange ratio equal to 0.0720  — 0.0774 Sanpaolo IMI ordinary shares for one Banca Fideuram share.

5                                         VALUATION PROBLEMS ENCOUNTERED BY THE ADVISORS TO AND BOARD OF DIRECTORS OF SANPAOLO IMI

The following valuation limitations and problems were encountered by the Advisors to Sanpaolo IMI and reported to the Board of Directors, who used the factors provided in the Advisors’ report, in terms of both valuation method and results obtained.

•                       The different characteristics of the business of Sanpaolo IMI and Fideuram Vita

Sanpaolo IMI and Fideuram Vita are entities with different specific features and, therefore, the valuation methods most appropriate to each entity necessarily differ.  Sanpaolo IMI is a multi-functional banking group whose stock is listed on the MIB30 exchange and is highly liquid, and insurance is one of its several business units.  Fideuram Vita is a ‘captive’ insurance company, essentially ‘single business’.

•                       Stock market volatility

In the context of valuation methods based on market prices, which was specifically used for Sanpaolo IMI, it is necessary to consider the implicit limitation represented by the volatility of stock markets, albeit partially offset by the use of average quotations over timeframes deemed appropriate for the purpose of the valuation.

•                       Absence of entities fully comparable to Fideuram Vita for the purpose of the application of the Stock Market Multiples method

For the purpose of the application of the method of stock market multiples derived from comparable transactions, it is necessary to consider those transactions showing certain significant features in common with the transaction under consideration.  Such features include, but are not limited to, the business model, size and profitability of the entity being analyzed, as well as the economic-technical characteristics of the proposed transaction.  In the circumstances, with reference to the Demerged Entity and the characteristics of the proposed transaction, the Advisors to Sanpaolo IMI encountered difficulties in identifying closely comparable recent transactions in the market.

•                       Uncertainty concerning the possibility to forecast the future operating and earnings performance of the Demerged Entity

The valuation methods adopted are based, to a greater or lesser extent, on forecasts of future financial years that, by nature, contain elements of uncertainty given the high sensitivity of the financial sector to macroeconomic variables, with specific reference to the future operating and earnings performance of the Demerged Entity given the peculiar nature of the ‘captive’ entity which, as a result of the change of ownership, including the modification of existing trade agreements, will have to operate in a different scenario to the one it has operated in so far.

•                       Limitations characterizing the actuarial valuation performed by Tillinghast

The actuarial valuation performed by Tillinghast on the Demerged Entity is characterized by the typical limitations of an actuarial valuation process, mainly related to the need to make a number of assumptions concerning the future performance of the reference industry, the economic and operating conditions and, in general, other factors that are outside the control of the entity being valued, as well as to the use of amounts and information made available by the entity itself.

6                                         RESULT OF THE VALUATION PERFORMED BY THE BOARD OF DIRECTORS

Based on the application of the valuation methods described in paragraph 4.b, and a reasoned analysis of the amounts resulting from the application of the various methods adopted, as detailed in paragraph 4.c, the Board of Directors of Sanpaolo IMI has determined the following exchange ratio:

0.07470 Sanpaolo IMI ordinary shares for one in Banca Fideuram.

7                                         WORK DONE

7.a                                Work done on the documentation utilized

i)                                        As already stated, we have performed a full audit of the statutory and consolidated financial statements of Sanpaolo IMI as of December 31, 2003, of the statutory and consolidated financial statements of Banca Fideuram as of December 31, 2003, and of the statutory financial statements of Fideuram Vita in compliance with the applicable legislation.

ii)                                    Considering the valuation methods applied by the Board of Directors, using the factors provided by their Advisors, we have analyzed the budgets for 2004 and future forecasts of Sanpaolo IMI and Fideuram Vita as approved by the respective competent bodies.  While considering the inherent uncertainty and limitations of any type of forecast, we have discussed the criteria used to prepare those documents with the management of Sanpaolo IMI and Fideuram Vita.

iii)                                We have met with management of Sanpaolo IMI, Banca Fideuram and Fideuram Vita to obtain information about events occurring since the Balance Sheet date that could have a significant effect on the figures being examined here.

iv)                                   We have examined the independent appraisal of the current value of the real estate of Fideuram Vita, utilized by the Advisors to Sanpaolo IMI, with the aim of confirming the independence of the appraiser and the reasonableness of the criteria applied.

v)                                     We have examined the actuarial valuations prepared by Tillinghast on Fideuram Vita and Fideuram Assicurazioni, with the aim of confirming the reasonableness of the criteria applied, as well as the consistency of the amounts and information utilized with the amounts reported in the financial statements of the two companies, and the independence of the appraiser.

vi)                                   We have examined the valuation performed by the Industry Advisor to Sanpaolo IMI in order to analyze the method used to determine the estimated net future economic benefits that were considered in valuing the equity value of the Demerged Entity.

vii)                               We have obtained a representation to the effect that, at the date of this report, no events have occurred that could modify the amounts and information contained in the documentation we analyzed, nor such as to modify the considerations made by the Board of Directors of and the Advisors to Sanpaolo IMI to determine the exchange ratio.

7.b                                Work done on the methods used to determine the exchange ratio

We have also performed the following procedures:

•                       We analyzed the demerger project approved by the Boards of Directors of Sanpaolo IMI and Banca Fideuram;

•                       We analyzed the Reports of the Boards of Directors of Sanpaolo IMI and Banca Fideuram;

•                       We checked whether the valuation methods applied and considerations made by the Boards of Directors and by the Professional Advisors to determine the exchange ratio were complete and not contradictory;

•                       We checked whether the valuation methods were applied consistently, compatibly with the characteristic features of Sanpaolo IMI and of the Demerger Entity;

•                       We performed sensitivity analysis in relation to the valuation methods adopted by the Boards of Directors and by the Professional Advisors, in particular with the aim of verifying to what extent the exchange ratios could be affected by changes in the assumptions made and parameters utilized;

•                       We checked that the figures used were consistent with the reference sources and with the ‘documentation utilized’ as described in paragraph 3;

•                       We checked the arithmetical accuracy of the calculations used for the determination of the exchange ratio by applying the valuation criteria adopted by the Boards of Directors using the factors provided by their Professional Advisors;

•                       We analyzed and discussed with the Professional Advisors to the Banks the overall work done by them, the results obtained and the related reasons and justifications;

•                       We analyzed and discussed with Tillinghast the actuarial valuations utilized as the basis of application of the valuation methods of Fideuram Vita and Fideuram Assicurazioni.

8                                         COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF ACCOUNTING ESTIMATES

With reference to this engagement we wish to draw attention to the fact that the principal purpose of the decisional process used by the Boards of Directors and the Professional Advisors was to arrive at an estimate of relative values of companies involved in the demerger by applying appropriate criteria for the purposes of the determination of the ratio for the exchange of shares. As a result, the resulting estimates are not intended for any other purpose.

Based on the foregoing, we set out below our main comments on the valuation methods applied.

•                       The overall approach

The methods proposed by the Professional Advisors and adopted by the Boards of Directors of the Banks are those commonly accepted and utilized, both in Italy and internationally, for the valuation of banks and insurers.  In particular, in light of the specific features of the entities being valued, for the purpose of the determination of the exchange ratio the most appropriate method was identified for each company.  Under different profiles, the choice of several valuation methods and complementary criteria rendered the valuation process more significant and made it possible to better appreciate the results obtained.

•                       The emphasis on the Market Cap method for the valuation of Sanpaolo IMI

We agree with the choice made by the Boards of Directors of and Professional Advisors to the Banks of the Market Cap method for the valuation of Sanpaolo IMI, considering that the market capitalization of the stock reflects the economic value of the entity, particularly in light of its position as one of the thirty largest companies by market capitalization listed on the Italian stock exchange, of the large volume of shares traded daily, and of the availability to the public of information and analyses.

To support further our agreement with the choice, we note that shares in Sanpaolo IMI are, in effect, the payment instrument utilized in the demerger transaction and, accordingly, their market price is suitable to represent a fair price for the transaction.

In the context of the sensitivity analyses performed, we took into account additional timeframes besides those indicated by the Boards of Directors of and Professional Advisors to the Banks, also with the aim of considering fluctuations in the stock market price of shares in Sanpaolo IMI during the period between the date of the report prepared by the Advisors and the date of this report.

•                       The emphasis on the Appraisal Value method for the valuation of the Demerged Entity

We agree, in light of the specific characteristics of the Demerged Entity, with the choice of the Appraisal Value method made by the Boards of Directors of and Professional Advisors to the Banks as the most appropriate valuation method in the circumstances.

This choice was dictated by the following factors, resulting from the analyses performed by the Board of Directors of and Advisors to Sanpaolo IMI, which made the use of the other methods taken into consideration inappropriate for the purpose of determining the exchange ratio:

•                       The absence in the market of entities closely comparable to the Demerged Entity, particularly in light of the fact that its profitability is necessarily affected by its nature of captive entity having no separate distribution network;

•                       Difficulties in identifying effectively comparable transactions, given the specific characteristics of the transaction and the features of the entity being valued.

•                       A few considerations on the other valuation methods to which the Board of Directors of and Advisors to Sanpaolo IMI made reference

The analyses carried out by the Board of Directors of and Advisors to Sanpaolo IMI applying the valuation methods, other than the Market Cap method, considered for the valuation of Sanpaolo IMI generated results substantially consistent with those obtained applying the Market Cap method.

The analyses they carried out on the results of the valuation methods, other than the Appraisal Value, considered for the valuation of the Demerged Entity, confirmed that the method adopted was appropriate.

•                       Final considerations on the range of exchange ratios identified by the Boards of Directors of and Professional Advisors to the Banks

Through the application of the methods illustrated in paragraph 4 and, in particular, of the Market Cap method for the valuation of Sanpaolo IMI and of the Appraisal Value method for the valuation of the Demerged Entity, the Boards of Directors of and Professional Advisors to the Banks arrived at a shared range of exchange ratios, represented by the overlap area of the various ranges identified by the Professional Advisors, as summarized in the chart below:

The exchange ratio identified by the Boards of Directors of and Professional Advisors to the Banks, therefore, represents a value close to the median value included in the range presented above.

9                                         SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE ENGAGEMENT

We shared the difficulties and peculiarities of the valuation reported in paragraph 5, encountering problems generally recurring in similar valuation exercises.  Some aspects worth noting are illustrated below.

•                       Differences between the entities being valued

Sanpaolo IMI and Fideuram Vita belong to different industries, in the circumstances banking and insurance, and show appreciable differences in terms of size, structure and liquidity of stock.  We analyzed in detail the different features of Sanpaolo IMI and the Demerged Entity, taking into account, in particular, the possible impact in terms both of choice of valuation methods and of analyses required by the specific features of the entities under consideration.

•                       Intrinsic limitations of forecast and actuarial figures

The valuation methods applied and, in particular, the discounting of dividends, are based on forecasts of future financial years that, by nature, contain elements of uncertainty given the high sensitivity of the financial sector to macroeconomic variables.  This difficulty is mitigated by the identification, for Sanpaolo IMI, of the method of stock market prices as the most appropriate valuation method.

As for the valuation of the Demerged Entity, the identification of the Appraisal Value as the most appropriate valuation method validates this consideration to the extent that the actuarial assumptions underlying the application of that method do not entail again the use of forecasts and represent the result of highly subjective valuations.

•                       Determination of the synergies resulting from the reorganization of the insurance business

The Board of Directors of and Advisors to Sanpaolo IMI considered the contingent economic benefits, after the cost of reorganization, that will originate from the synergies expected to result from the reorganization of the insurance business, as valued in the analyses carried out by the Industrial Advisor.

The calculation of those benefits is based on assumptions and forecasts that, by nature, contain elements of uncertainty.

•                       Complexity of the valuation methods and sensitivity of the parameters applied

The valuation methods considered by the Advisors to Sanpaolo IMI and adopted by the Board of Directors required the application of a complex valuation process, which entailed, in particular, the use of a number of parameters in the context of different valuation scenarios, and the adaptation of the parameters identified, including the identification of specific corrective factors and the sensitivity of the results obtained to the working assumptions made.

10                                  CONCLUSION

Based on the documentation we have examined and the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors upon the advise of their Professional Advisors are, under the circumstances, reasonable and not arbitrary and have been correctly applied by them in their determination of the exchange ratio contained in the demerger project.

Turin, May 25, 2004

PricewaterhouseCoopers SpA

Signed by
Sergio Duca
(Partner)

“This report has been translated into the English language solely for the convenience of international readers. The original report was issued in accordance with Italian legislation.”